Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following article by Informatique News on June 19, 2019 is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

European annual conference: The Force is with Tableau Software!

By: Guy Hervier

“The best of (two) worlds”—that is the message that Tableau Software wanted to convey at its 8th Annual European Conference in Berlin.

It was a reassuring speech that Adam Selipsky, CEO of Tableau delivered at the European Conference in Berlin just days after the acquisition by Salesforce for more than $15 billion, the largest acquisition by Marc Benioff, only 20 years after the creation of the company.

“Within Salesforce, Tableau will continue to exist as a brand and keep some independence,” said Tableau’s CEO to more than 2,000 users. This is a necessity since Tableau must be able to continue to be used with dozens of data sources from competing editors (Tableau provides around 80 connectors). A positioning that, in the field of infrastructures, could be compared to that of VMware within Dell Technologies or Red Hat within IBM. “Salesforce will create new opportunities even if it is too early to give more details,” he continued.

The message concerning the acquisition was simple: understanding data is Tableau’s mission, knowing the customers is Salesforce’s mission. The union of the two suppliers creates an obvious synergy “while presenting no overlapping” says Edouard Beaucourt, Head of Southern Europe and Country Manager at Tableau.

The first complementarities that Tableau will be able to benefit from, are the use of artificial intelligence technologies with Einstein or a wider integration via APIs following the acquisition of Mulesoft by Salesforce last year. Like a lot of software today, Tableau can be used through three forms: on-premise, via a public cloud (the software is available on AWS, Azure and Google Platform) and in a form of managed services by Tableau. The additional cost between public cloud and managed services by Tableau (software is also installed on AWS), which allows companies to discharge their management of the application, is about 20%. The acquisition by Salesforce, which was one of the pioneers of software in SaaS mode, allows to envisage the eventuality of using the latest cloud infrastructure.

The acquisition opens a new chapter in the life of Seattle’s other software company, enabling it to accelerate its development. Moreover, “the integration of the two companies will have to be carried out with a lot of caution,” considers Adam Selipsky, “because the projects realized with Tableau are now strategic for a number of companies.”

Tableau presented Blueprint which offers Tableau users tips and practices to help them develop their analytical skills and to build a true data community. Blueprint brings together information and services related to best practices to implement a project, the editor highlighted three major factors: agility, expertise and community.

In its presentation of its digital transformation project, Lloyds Banking Group spotlighted the third factor concerning the success of switching from 0 to 6000 users in just three years and making Tableau a major resource. “If Lloyds, with its bureaucracy burdens and regulatory constraints, could do it, all companies can,” said representatives of Group Analytics, a center of excellence aimed at transforming the bank into a “data driven enterprise”, a development, which is completed when the decision-making is based on facts and not on intuition. “We use Tableau to do almost everything,” explained Fred Thomas, “from customer segmentation, marketing performance to product activities or customer behavior.”

Since the last edition of the European conference, Tableau has introduced four new versions (referenced 2018.2, 2018.3, 2019.1 and 2019.2). The next one, planned later this year, will allow a move from the natural language data query phase with Ask Data to the data explanation phase with Explain Data, a range of functionalities based upon AI technology in order to detect and automatically provide explanations of the value of a specific data point, and in order to help users understand the “why” of their data more quickly.

Towards the concept of platform

“We have evolved from a best of breed configuration to a real platform,” explained Edouard Beaucourt, on the sidelines of the conference, notably with the integration of a high-performance column-based database engine through the acquisition of the German editor Hyper in 2016. This was a way to solve a performance problem and support projects of much greater magnitude.

In France, Tableau is historically present within startups such as Kapten (formerly Chauffeur Privé) or Blablacar, for whom the understanding of data is strategic, as well as institutional or traditional players such as La Poste or BNP Paribas. Other French customers include Schneider Electric, Auchan and EDF, each with several thousand users. “For the future, we will focus on middle-market companies,” specified Edouard Beaucourt.

Among the other announcements of this conference, the McKinley project aims to boost Tableau Server to improve scalability, performance and security, being available by end of the year.

The democratization of data is a topic that is at the heart of the creation of Tableau Software. A topic that is not new and yet the path to what is called “data literacy” is still long. This is the statement of Lloyds but it is also the challenge that attempts to meet the Deutsche Bahn, the German equivalent of the SNCF. The goal of this specialist in transport (train of course but also any other type of mobility such as bike sharing systems or cars...) which employs more than 330,000 people is to make each employee a data player. DB Systel, a kind of external DSI that employs 4,000 people and provides all infrastructure and application services in the form of paid services, has developed a dashboard that ultimately could be used by all employees of the company and why not by customers. For example, a project developed with the database based on the Neo4j graphs allows visualization of the whole network (about 33,000 km) and the different possible itineraries between two cities according to the distance, the cost and the time of transport.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.